

Big Cheese, Inc.

Financial Statements as of December 31, 2016

Together with

Independent Accountant's Review Report

Big Cheese, Inc.

TABLE OF CONTENTS

Independent Accountant's Review Report on the Financial
Statements 3

Financial Statements (Unaudited)

Balance Sheet as of December 31, 2016 4

Statement of Operations for the period
September 16, 2016 (inception) to December 31, 2016 5

Statement of Stockholders' Deficit for the period
September 16, 2016 (inception) to December 31, 2016 6

Statement of Cash Flows for the period September 16, 2016
(inception) to December 31, 2016 7

Notes to the Financial Statements .... 8 - 12

Supplementary Data

Schedule 1- Schedule of Operating expenses 13



Goldman Accounting Services CPA, PLLC

5 Victory Road, Suffern NY 10901 Cell: 845-641-1030

www.goldmancpas.com Fax: 866-784-3960

Larry Goldman, Partner larry@goldmancpas.com

INDEPENDENT ACCOUNTANTS REVIEW REPORT

To the Board of Directors
Big Cheese, Inc.

We have reviewed the accompanying balance sheet of Big Cheese, Inc. as of December 31, 2016 and the related statements of operations, stockholders' deficit and cash flows for the period September 16, 2016 (inception) to December 31, 2016. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss for the period September 16, 2016 to December 31, 2016, of $91,749 and has an accumulated deficit of $91,749. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplementary information presented regarding the schedule of operating expenses (Schedule 1) for the above mentioned period is not a required part of the basic financial statements. We have not audited or reviewed the supplementary information and accordingly, we do not express an opinion or any other form of assurance on the supplementary information.

Goldman Accounting Services CPA, PLLC

Goldman Accounting Services CPA, PLLC
Suffern, NY
January 18, 2017

Big Cheese, Inc.
BALANCE SHEET
As of December 31, 2016
(Unaudited)
<u>(See Independent Accountant's Review Report)</u>

	December 31, 2016
ASSETS	
Current assets:	
Cash and cash equivalents	$ 42,549
Due from related parties	52,554
Prepaid expense	2,500
Total current assets	97,603
Intangible assets, net of amortization	292,568
Total assets	**$ 390,171**
LIABILITIES AND STOCKHOLDERS' DEFICIT	
Current liabilities:	
Accounts payable	$ 15,613
Convertible notes payable	160,000
Accrued expense	3,000
Due to shareholder – intangible assets acquisition	300,000
Accrued interest	3,027
Total current liabilities	481,640
Commitments and contingencies	
Stockholders' deficit:	
Preferred stock, $.0001 par value, 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2016	–
Common stock, $.0001 par value, 50,000,000 shares authorized, 2,798,000 shares issued and outstanding at December 31, 2016	280
Additional paid- in capital	–
Accumulated deficit	(91,749)
Total stockholders' deficit	(91,469)
Total liabilities and stockholders' deficit	**$ 390,171**

See accompanying notes to financial statements.

4

Big Cheese, Inc.

STATEMENT OF OPERATIONS
For the period September 16, 2016 (inception) to December 31, 2016
(Unaudited)
(See Independent Accountant's Review Report)

	September 16, 2016 (inception) to December 31, 2016
Net Sales	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses:	
General and administrative expenses – schedule 1	88,722
Total operating expenses	88,722
Operating loss	(88,722)
Other Expense:	
Interest expense	(3,027)
Total Other Expense	(3,027)
Net loss before income taxes	(91,749)
Provision for income taxes	-
Net loss	$ (91,749)

See accompanying notes to financial statements.

Big Cheese, Inc.

Statement of Changes in Stockholders' Deficit

For the period ended December 31, 2016

(Unaudited)

(See Independent Accountant's Review Report)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance, September 16, 2016 (inception)	**2,000,000**	**$ 200**	**$ -**	**$ -**	**$ 200**
Common stock issued for cash	98,000	10	-	-	10
Common stock issued to acquire IP	700,000	70	-	-	70
Net loss for the period September 16, 2016 to December 31, 2016				(91,749)	(91,749)
Ending balance, December 31, 2016	2,798,000	$ 280	$ -	$ **(91,749)**	$ **(91,469)**

See accompanying notes to financial statements.

Big Cheese, Inc.

STATEMENT OF CASH FLOWS
For the period September 16, 2016 (inception) to December 31, 2016
(Unaudited)
(See Independent Accountant's Review Report)

	September 16, 2016 (inception) to December 31, 2016
OPERATING ACTIVITIES:	
Net loss	$ (91,749)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization	7,502
Changes in operating assets and liabilities:	
Due from related parties	(52,554)
Prepaid expense	(2,500)
Accounts payable	15,613
Accrued expenses	3,000
Accrued interest	3,027
Net cash used in operating activities	(117,661)
INVESTING ACTIVITIES:	
Net cash used in investing activities	-
FINANCING ACTIVITIES:	
Sale of common stock	210
Net proceeds from notes payable	160,000
Net cash provided by financing activities	160,210
Net increase in cash and cash equivalents	42,549
Cash and cash equivalents at beginning of period	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 42,549
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Non cash financing activity:	
Due to shareholder – Intangible asset acquisition	$ 300,000
Issuance of common stock – Intangible asset acquisition	$ 70
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

See accompanying notes to financial statements.

Big Cheese, Inc.

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

1.   THE COMPANY AND ORGANIZATION

Big Cheese, Inc. (the "Company" or "BCI") was incorporated in the State of Delaware on September 16, 2016 to acquire the world-wide intellectual property rights to "The Grilled Cheese Truck" brand and related trademarks. Our initial plan of operation is to be a food truck operation that sells various types of gourmet grilled cheese sandwiches and other comfort foods in Los Angeles, California. In the future, we plan to operate mobile food trucks throughout the United States and, eventually, internationally, and we plan to expand operations to include kiosks, physical restaurants, and other food delivery operations that are either Company owned or franchised. We cannot assure you that we will be able to implement any facet of our business plan or, if we are able to implement our business plan, that the plan will be successful.

2.   GOING CONCERN

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which contemplates continuation of our Company as a going concern. We incurred a net loss for the period September 16, 2016 (inception) to December 31, 2016 of $91,749 and have a working capital deficit of $384,037. This loss and the negative working capital position raises substantial doubt about our ability to continue as a going concern.

Management believes that actions presently being taken to implement our business plan provide the opportunity for our Company to continue as a going concern. These actions include an ongoing initiative to secure additional capital through the offering of the 15% convertible promissory notes, which we refer to as the Convertible Notes. We estimate that the immediate operational and strategic growth plans will require approximately $2,600,000 of funding. We expect that such $2,600,000 will be obtained through the sale of the Convertible Notes in a crowdfunded securities offering under Section 4(a)(6) of the Securities Act, which we refer to as the Crowdfunded Offering (see note 9). In addition, we plan to obtain funds for our operational needs through a concurrent Regulation D, Rule 506(c) offering and through a Regulation A initial public offering. To date, the majority of the expenses related to the Company have been funded through the sale of 15% Notes Payable (see note 6).

The ability of our Company to continue as a going concern is dependent upon our ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. However, management cannot provide any assurances that we will be successful in accomplishing these financing plans and continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash

Cash consists of bank accounts, which to date, have not exceeded federally insured limits. We have not experienced any losses in these accounts and believe we are not exposed to any significant credit risk with respect to cash.

Revenue Recognition

Our Company will record revenue on the accrual basis when all goods and services have been performed and delivered, the amounts are readily determinable, and collection is reasonably assured. We have generated $0 in revenue since our inception.

Income Taxes

We will utilize the asset and liability method of accounting for income taxes. We will recognize deferred tax liabilities or assets for the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities. We will regularly assess the likelihood that our deferred tax assets will be recovered from future taxable income. We will consider projected future taxable income and ongoing tax planning strategies in assessing the amount of the valuation allowance necessary to offset our deferred tax assets that will not be recoverable. We have recorded and continue to carry a full valuation allowance against our gross deferred tax assets that will not reverse against deferred tax liabilities within the scheduled reversal period. If we determine in the future that it is more likely than not that we will realize all or a portion of our deferred tax assets, we will adjust our valuation allowance in the period we make the determination. We expect to provide a full valuation allowance on our future tax benefits until we can sustain a level of profitability that demonstrates our ability to realize these assets.

Fair Value measurements

The Company determines the fair value of its assets and liabilities based on the exchange price in U.S. dollars that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a fair value hierarchy with three levels of inputs, of which the first two are considered observable and the last unobservable, to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs, other than Level 1, that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of financial instruments such as cash, inventories, and accounts payable and accrued liabilities, approximate the related fair values due to the short-term maturities of these instruments.

Intangible Assets Other Than Goodwill

The Company amortizes the acquisition costs of intangible assets other than goodwill on a straight-line basis over the estimated useful lives of the respective assets. Upon becoming fully amortized, the related cost and accumulated amortization are removed from the accounts. The Company's long-lived asset (asset group) is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company tests its long-lived assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events. At December 31, 2016, the Company determined that the long-lived assets were not impaired.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

4. **DUE FROM RELATED PARTIES**

The company has advanced $120,239 to its largest shareholder, Trilogy Capital Group, LLC, for its use to pay salaries and overhead expenses, travel expenses and other operational expenses, including rent. These advances are payable on demand and are expected to be settled periodically by both parties. Trilogy Capital Group, LLC has advanced $67,685 to the Company for a net due from related parties of $52,554.

5. **INTANGIBLE ASSETS AND DUE TO SHAREHOLDER – INTANGIBLE ASSET ACQUISITION**

The company acquired certain trademarks and other intangibles on October 4, 2016 for $300,000 in cash and 700,000 shares of common stock, valued at par value. Terms for the purchase called for the payment of $150,000 in cash within ninety days following the purchase and the balance to be paid upon completion of either the Regulation A Follow On Initial Public Offering (described below) or 180 days following the purchase. On December 31, 2016, the purchase agreement was amended so that the first installment is now due upon the consummation of the First Offering (as defined in the purchase agreement).

Intangible assets consisted of the following at December 31, 2016:

	December 31, 2016
Acquired trademarks	$ 300,070
Less: accumulated amortization	(7,502)
Intangible assets, net	$ 292,568

Amortization expense for the period ended December 31, 2016 was $7,502.

The Company estimates the following amortization expense related to its intangible assets for the years ended December 31:

Year ending December 31,	
2017	$ 30,070
2018	30,070
2019	30,070
2020	30,070
2021	30,070
Thereafter	142,218
	$ 292,568

6. **CONVERTIBLE NOTES PAYABLE**

The Company has issued $160,000 of 15% Promissory Notes due December 31, 2017 (the "Notes"), with quarterly interest payments commencing December 31, 2016. In the event the Company consummates, prior to December 31, 2017, an equity financing pursuant to which it sells its common stock, preferred stock or other equity or equity-linked securities with an aggregate sales price of not less than $2 million, (a "Qualified Financing"), then all principal under the Notes and accrued but unpaid interest will be repaid from the proceeds of the Qualified Financing.

Concurrent with the repayment of accrued interest and principal, the Company will issue to the Note holders a number of securities of the type that were sold in the Qualified Financing (the "Qualified Financing Securities") that is equal to the quotient of (a) the aggregate amount of principal plus accrued, but unpaid, interest thereon that is then outstanding divided by (b) the price per share paid by investors for the Qualified Financing Securities in the Qualified Financing.

7. **COMMITMENTS – RELATED PARTIES**

We currently share office space and administrative services with Trilogy Capital Group, LLC pursuant to a management services agreement and are charged $2,000 per month for our share of the office space and $10,000 a month for administrative services, bookkeeping services, communications and similar overhead resources. These costs are included in general and administrative expenses in the statement of operations. This service agreement can be terminated with 30 days written notice.

The Company has entered into Employment Agreements with the following executives:

Employment Agreement – Executive Chairman.

We have a written employment agreement with our Executive Chairman pursuant to which he will be compensated at rate of $25,000 per month, beginning upon the filing of the Company's Form 1-A with the Securities and Exchange Commission, provided that all compensation shall accrue but not become payable until completion of the Regulation A Offering. The Executive Chairman also controls our largest shareholder, Trilogy Capital Group, LLC.

Employment Agreement – Chief Executive Officer and President.

We have a written employment agreement with our Chief Executive Officer and President pursuant to which he will be compensated at rate of $16,666 per month, beginning upon the completion of the first $500,000 of financing, provided that the first $50,000 of salary shall accrue but not become payable until completion of such financing. The Chief Executive Officer's compensation will increase to $20,833 per month once our company completes the Regulation A Offering..

Employment Agreement – Chief Creative Officer.

We have a written employment agreement with our Chief Creative Officer pursuant to which he will be compensated at a rate of $8,333 per month, beginning upon completion of the first $500,000 of financing. The Chief Creative Officer will serve on a part-time basis and agrees to devote the business time necessary to perform his duties as a chief financial officer.

Employment Agreement – Chief Financial Officer.

We have a written employment agreement with our Chief Financial Officer pursuant to which he will be compensated at a rate of $8,333 per month, beginning upon the filing of the Company's Form 1-A with the Securities and Exchange Commission, provided that all compensation shall accrue but not become payable until completion of the Regulation A Offering. The Chief Financial Officer will serve on a part-time basis and agrees to devote the business time necessary to perform his duties as a chief financial officer.

8. **RELATED PARTY TRANSACTIONS**

The company has advanced funds to its largest shareholder, Trilogy Capital Group, LLC, for its use to pay salaries and overhead expenses, travel expenses and other operational expenses, including rent. These advances are payable on demand and are expected to be settled periodically by both parties (note 4).

On October 4, 2016, the Company acquired the "Grilled Cheese Truck" intellectual property rights from David Danhi, our Chief Creative Officer and current shareholder (note 5), for a total purchase price of $300,000 and 700,000 shares of the Company's common stock issued at par value. The Company's parent, Trilogy Capital Group, LLC, was also a party to that intellectual property acquisition agreement. Terms for the purchase called for the payment of $150,000 in cash within ninety days following the purchase and the balance to be paid upon completion of either the Regulation A Follow On Initial Public Offering (described below) or 180 days following the purchase. On December 31, 2016, the purchase agreement was amended so that the first installment is now due upon the consummation of the First Offering (as defined in the purchase agreement).

The Company owns no real property. We currently sublease our executive office space in Miami, Florida from our largest shareholder, Trilogy Capital Group, LLC, at a cost of $2,000 per month. We also pay Trilogy Capital Group, LLC a fee of $10,000 a month for overhead and administrative expenses (note 7). The sublease and overhead expenses are currently being accrued and not paid on a current basis.

9. SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

In January 2017, the Company anticipates filing an offering statement on Form C for an offering (the "Crowdfunded Offering") of Convertible Promissory Notes of the Company (the "Convertible Notes"). The Company intends to raise at least $50,000 and up to $1,000,000 through the sale of the Convertible Notes. The minimum amount of securities that can be purchased is $100 per purchaser with additional increments of $100. In the event that the Company issues and sells shares of its Equity Securities (as defined below) to investors on or before the date of the repayment in full of the Convertible Notes in an equity financing resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Convertible Notes), then the outstanding principal and accrued interest under the Convertible Notes will be automatically converted into such Equity Securities at a conversion price equal to the lesser of (a) 80% of the per share price paid by the investors in such equity financing or (b) the price determined based on a fully-diluted pre-money valuation of $8 million, and otherwise on the same terms and conditions as given to such investors. "Equity Securities" means the Company's common stock or preferred stock or any securities conferring the right to purchase the Company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's common stock or preferred stock, except that such defined term shall not include any security (i) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (ii) issued upon the conversion or exercise of any option or warrant outstanding as of the date of issuance of the Convertible Notes.

The Crowfunded Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive 7% of the total proceeds related to the purchase and sale of the Securities and a ten (10) year warrant to purchase a Convertible Noe with a principal amount equal to 2% (two percent) of the aggregate principal amount of all Convertible Notes sold in the Crowdfunded Offering.

Anticipated Regulation D, Rule 506(c), Concurrent Offering

Concurrently with the Crowdfunded Offering, the Company expects to also be offering and selling the same Convertible Notes in a separate, but concurrent, private placement in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 506(c) and the provisions of Regulation D promulgated thereunder. Sales in the Rule 506(c) offering will be made only to accredited investors as defined in Rule 501(a) of Regulation D. The Company expects that this offering will be conducted through a registered broker-dealer affiliate of the Intermediary.

Anticipated Regulation A Follow-On Initial Public Offering

Following completion of the Crowdfunded Offering and the Rule 506(c) Concurrent Offering, the Company expects to conduct an initial public offering of its common stock pursuant to Regulation A under the Securities Act of 1933. The Company expects to raise up to $5,000,000 in this Regulation A public offering.

Big Cheese, Inc. **Schedule 1**

Supplementary Information

SCHEDULE OF OPERATING EXPENSES

For the period September 16, 2016 (inception) to December 31, 2016

(Unaudited)

(See Independent Accountant's Review Report)

		September 16, 2016 (inception) to December 31, 2016
OPERATING EXPENSES:		
Amortization of intangibles	$	7,502
Bank charges		362
Consulting service		2,413
Legal and accounting		28,572
Licenses and misc. taxes		542
Office expense		40,666
Travel and entertainment		8,665
Total operating expenses	$	88,722

See accompanying notes to financial statements.